Manually Signed

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _________ to _________

Commission file number 333-88297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VINTAGE PETROLEUM, INC.
401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VINTAGE PETROLEUM, INC.
110 West Seventh Street
Tulsa, Oklahoma 74119

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vintage Petroleum, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VINTAGE PETROLEUM, INC.
401(k) PLAN

By: Vintage Petroleum, Inc.
Plan Administrator

Date: May 23, 2002

By /s/ Michael F. Meimerstorf
Michael F. Meimerstorf
Vice President and Controller

VINTAGE PETROLEUM, INC. 401(k) PLAN

INDEX TO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

ANDERSEN

Report of Independent Public Accountants

To the Advisory Committee
of the Vintage Petroleum, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan Trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Arthur Andersen LLP

Tulsa, Oklahoma
April 24, 2002

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
ASSETS:		
Investments, at fair value	$ 19,075,211	$ 22,842,229
Participant loans	707,613	642,492
Total investments	19,782,824	23,484,721
Accrued interest and dividends	42,461	36,838
Contributions receivable	29,429	25,152
Loan payments receivable	2,883	2,550
Net assets available for benefits	$ 19,857,597	$ 23,549,261

The accompanying notes are an integral part of these statements.

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Employer contributions	$ 1,427,647
Employee contributions	2,114,002
Investment income -	
Net depreciation in fair value of investments	(6,544,610)
Interest and dividends	299,631
Total additions	(2,703,330)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	(988,334)
Net decrease	(3,691,664)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	23,549,261
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 19,857,597

The accompanying notes are an integral part of this statement.

VINTAGE PETROLEUM, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

1. PLAN DESCRIPTION:

The following description of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Vintage Petroleum, Inc. (the Company) who are at least 21 years of age. The Plan was established on December 11, 1992, effective for the year beginning January 1, 1993. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

Under a trust agreement dated December 11, 1992, Bank of Oklahoma, N.A. (the Trustee) was appointed trustee for the Plan. The Plan is administered by the Company, which has appointed an advisory committee to assist the Company with its duties as Plan Administrator.

Contributions

Participants may elect to contribute from 1% to 15% of their compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. The Company makes discretionary matching contributions in the form of common stock of the Company. During 2001, the Company matched 100% of participants' contributions up to 6% of their compensation.

In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the Board of Directors annually. No discretionary contributions were made in 2001.

Participant Accounts

Each participant's account is credited with his or her contributions, the Company matching contributions and the earnings thereon. The participant's benefit is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their rollover contributions, elective deferral contributions and the earnings thereon. Participants are vested in the remainder of their accounts based upon years of service whereby partial vesting begins after one year of service. Participants are fully vested after five years of service.

Forfeitures

Forfeitures resulting from participants withdrawing from the Plan and leaving unvested balances are used to reduce Company contributions. For the year ended December 31, 2001, $25,204 of forfeitures were used to reduce Company contributions. As of December 31, 2001, $5,994 was available to offset future Company contributions.

Participant Loans

The Plan has a loan policy whereby participants can obtain interest-bearing loans from their account balances in the Plan. The interest rate applied to the participant loans is equal to the National Prime Rate on the first business day of the month the loan is obtained plus 1%. At December 31, 2001, the interest rates on participant loans ranged from 6.5% to 10.5%. Loan limitations are subject to Internal Revenue Service (IRS) regulations, as well as the Plan's policy, which specifies the minimum loan amount to be $1,000 and limits loans to 50% of the participant's deferral account balance, not to exceed $50,000.

Payments of Benefits

Upon retirement, death, disability, or termination of service, a participant (or the designated beneficiary in the event of death) may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria defined by the Plan agreement are met.

Plan Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts will become 100% vested. The net assets of the Plan will be distributed by the Trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Cash equivalents are stated at cost, which approximates market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. All other assets are stated at fair value. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

Plan Expenses

The Company has paid all administrative expenses of the Plan, including Trustee fees, for the year ended December 31, 2001, which totaled $53,079. The Plan allows the Company to be reimbursed for expenses incurred on its behalf. The Company does not intend to collect reimbursement for any expenses incurred by the Plan in the past but maintains the option of being reimbursed for future expenses.

3. INVESTMENTS:

The Plan provides for a variety of investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The market value of individual investments greater than 5% of net assets available for benefits, including number of units and price per unit, is listed below.

	December 31, 2001		
Description	Number of Units (rounded)	Price Per Unit (rounded)	Market Value
American Performance Cash Management Fund	1,073,310	$ 1.00	$ 1,073,310
Invesco Balanced Fund	68,901	14.63	1,008,019
Vanguard 500 Index Fund	19,641	105.89	2,079,797
Vintage Petroleum, Inc. Common Stock	879,407	14.45	12,707,426

	December 31, 2000		
Description	Number of Units (rounded)	Price Per Unit (rounded)	Market Value
Vanguard 500 Index Fund	15,056	$121.86	$ 1,834,724
Vintage Petroleum, Inc. Common Stock	789,416	21.50	16,972,444

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $6,544,610 as follows:

Mutual funds	$ (658,754)
Vintage Petroleum, Inc. common stock	(5,885,856)
	$ (6,544,610)

4. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2001	2000
Net assets:		
Vintage Petroleum, Inc. common stock	$ 6,322,711	$ 8,068,508
Cash and cash equivalents	5,989	9,852
Contributions receivable	11,809	10,130
Other	5	20
	$ 6,340,514	$ 8,088,510

	Year Ended December 31, 2001
Changes in net assets:	
Employer contributions	$ 1,427,647
Interest and dividends	51,953
Net depreciation	(2,929,745)
Benefits paid to participants	(297,851)
Net decrease	$(1,747,996)

5. DUE TO PARTICIPANTS:

Amounts requested by participants, but unpaid as of December 31, 2001 and 2000, were $0 and $603, respectively, and are included as a component of net assets available for benefits.

6. TAX STATUS:

The IRS has determined that the Plan is designated as a qualified plan under Section 401(a) of the Internal Revenue Code (the Code), that the qualification standards of Section 401(k) of the Code have been met, and that the trust thereunder is exempt from federal income taxes under Section 501(a) of the Code. A determination letter was received from the IRS on July 16, 1994, affirming the qualified status of the Plan and the Plan's trust. The Plan has been amended since receiving the Plan's determination letter. However, in the opinion of management, the Plan is designed and operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

Qualification offers the following benefits: (1) the Company may deduct its contribution currently, (2) the income of the Plan is tax exempt, and (3) participants are not taxed on amounts the Company or the participant contributes until such amounts are distributed or made available to the participant.

7. SUBSEQUENT PLAN AMENDMENT:

Effective March 11, 2002, the Plan was amended to allow participants the right to direct the Trustee to convert any discretionary matching contributions made by the Company in the form of common stock of the Company to any other investment option available under the Plan.

APPENDIX I

VINTAGE PETROLEUM, INC. 401(k) PLAN

SCHEDULE H, ITEM 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
EIN NO. 73-1182669

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*Bank of Oklahoma	Cash and cash equivalents	$ **	$ 73,932
Bisys Fund Services	American Performance Cash Management Fund	**	1,073,310
Goldman Sachs Asset Management Group	Goldman Sachs Growth Opportunity Fund	**	13,964
AIM Distributors, Inc.	AIM Constellation A Fund	**	855,300
SWS Financial Services	American AAdvantage International Equity Fund	**	588,755
Invesco Funds Group	Invesco Balanced Fund	**	1,008,019
The Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	6,021
The Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	17,274
The Vanguard Group	Vanguard LifeStrategy Growth Fund	**	4,815
The Vanguard Group	Vanguard 500 Index Fund	**	2,079,797
PIMCO Funds Distributors LLC	PIMCO Total Return Institutional Fund	**	646,562
Federated Investors, Inc.	Federated Capital Preservation Fund	**	36
*Vintage Petroleum, Inc. (participant directed portion)	Common stock, $.005 par value, 441,849 shares	**	6,384,715
*Vintage Petroleum, Inc. (nonparticipant directed portion)	Common stock, $.005 par value, 437,558 shares	**	6,322,711
		$ **	$ 19,075,211
*Various Plan Participants	Participant loans with interest rates from 6.5% to 10.5% and various maturities	$ 707,613	$ 707,613

* Party-In-Interest

** Records are maintained by Bank of Oklahoma on a fair market value basis; therefore, historical cost basis information is not available.

VINTAGE PETROLEUM, INC. 401(k) PLAN

SCHEDULE H, ITEM 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
EIN NO. 73-1182669

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Assets on Transaction Date - Purchases	Current Value of Assets on Transaction Date - Sales	Net Gain or (Loss)
Vintage Petroleum, Inc.	Vintage Common Stock	$3,140,824	$ -	$ -	$ -	$3,140,824	$3,140,824	$ -	$ -
Vintage Petroleum, Inc.	Vintage Common Stock	-	1,330,569	-	-	*	-	1,330,569	*

* Records are maintained by Bank of Oklahoma on a fair market value basis; therefore, historical cost basis information is not available.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT	SEQUENTIALLY NUMBERED PAGE
23	Consent of Independent Public Accountants	14
99	Letter to Commission Pursuant to Temporary Note 3T	15

ANDERSEN

Exhibit 23

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K of the Vintage Petroleum, Inc. 401(k) Plan, into Vintage Petroleum, Inc.'s previously filed Registration Statement on Form S-8 (No. 333-88297).

Arthur Andersen LLP

Tulsa, Oklahoma
May 22, 2002

VINTAGE PETROLEUM, INC.
110 West Seventh Street
Tulsa, Oklahoma 74119

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

May 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, the Vintage Petroleum, Inc. 401(k) Plan (the "Plan") has obtained a letter of representation from Arthur Andersen LLP stating that (a) the December 31, 2001 audit of the Plan was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation and (b) availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,

Vintage Petroleum, Inc. 401(k) Plan

By: Vintage Petroleum, Inc.
Plan Administrator

By: Michael F. Meimerstorf
Michael F. Meimerstorf
Vice President and Controller